THE SOMERSET GROUP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

The Somerset Group earned $2,039,000 in 1996, compared to $3,358,000 in 1995 and $2,617,000 in 1994. Net income, after allocation of selling, general and administrative expenses and income taxes, during the three years ended December 31, 1996, was provided as follows:

                                   All Amounts are After Income Taxes

                                          1996        1995             1994
Equity in earnings of First Indiana  $2,137,000   $2,382,000      $1,583,000
Commissions, fees and net
investment income                       425,000      162,000        (225,000)
                                      ---------    ---------       ---------
                                      2,562,000    2,544,000       1,358,000

Gain on sale of assets                      ---      782,000          46,000
Operating income - construction products
     and services                           ---      616,000       1,752,000
                                      ---------    ---------       ---------
                                      2,562,000    3,942,000       3,156,000
General corporate expenses             (523,000)    (584,000)       (539,000)
                                      ---------    ---------       ---------
                                     $2,039,000   $3,358,000      $2,617,000

Equity in earnings of First Indiana decreased 10% in 1996 compared to 1995 ($2,137,000 vs. $2,382,000), and were 35% above 1994 ($2,137,000 vs.
$1,583,000). Net income from commissions, fees and net investment income rose 162% in 1996 compared to 1995 ($425,000 vs. $162,000), and were $650,000 above the loss of 1994. The Company had no gains from the sale of assets during 1996, nor any operating income from the construction industry assets that were sold during 1995. General corporate expenses were 10% below those of 1995 and 3% lower that the 1994 amount.

Equity in Earnings of First Indiana Corporation

Equity earnings from First Indiana were lower primarily as a result of a special assessment by the Federal Deposit Insurance Corporation ("FDIC") that was imposed on all banks, including First Indiana Bank, whose customers' deposits are insured by the Savings Association Insurance Fund of the FDIC. The effect of this assessment on the Company's net income from First Indiana was a reduction of $515,000 ($852,000 before income taxes) or 19%. Had the special assessment not occurred, the Company's net income from First Indiana would have been $2,652,000, an 11% increase over the 1995 amount of $2,382,000, and 67% above the $1,588,000 recorded in 1994.

The one-time assessment is considered by the Bank's management as a very positive event for future operations. The payment is expected to reduce the Bank's deposit insurance premium rate by 72%, to $.064 per $100 of deposits from the current rate of $.23 per $100 of deposits. Excluding the one-time ass-essment, 1996 earnings were the highest ever recorded by First Indiana.

Income came from three principal businesses serving three distinct market segments:

     1.) Residential mortgage lending focusing on home buyers throughout the Midwest and Southeast.

     2.) Construction and business lending centering on builder lines of credit and loans to small and medium-sized businesses in the Midwest and the Southeast.

     3.)  Home equity lending throughout all of First Indiana's retail markets and through a nationwide network of loan originators.
                               -10-




First Indiana's net interest margin rose to record levels in 1996. For the year ended December 31, 1996, the Bank's margin was a 4.37%, compared with 4.12% in 1995. The higher margin results from high-yielding business, construction, and home equity loans funded with low-cost or non-interest bearing savings and checking deposits. Net interest income amounted to $61.7 million in 1996, a 6.4% increase over 1995 net interest income of $58.0 million.

First Indiana's strategies contributed to total loan originations of $985 million in 1996, compared with $1 billion in 1995. Total assets were $1.5 billion in 1996 and 1995, and First Indiana's shareholders' equity increased over 7% to $139 million from $129 million last year.

First Indiana has implemented strategies for increasing outstanding loans in product lines typical of commercial banks, including business, construction, commercial real estate, and home equity lending. These businesses entail greater risks than First Indiana's traditional first-mortgage lending business. As a result, First Indiana continued increasing its loan loss allowance throughout the year. At December 31, 1996, the loan loss allowance was $18.8 million, compared with $16.2 million one year earlier, or 84 percent of non-performing loans, compared with 68 percent one year earlier. The loan loss allowance reflects amounts necessary to protect First Indiana against normal losses from highly profitable but riskier business ventures.

First Indiana continued to develop its retail delivery channels. Checking accounts were vigorously pursued, with enhanced sales training and new products, including Frequent Flyer Checking. Frequent Flyer Checking rewards customers with frequent flyer miles on several airlines every time they use First Indiana's check card. First Indiana recognizes that consumers want accuracy, convenience, and streamlined service so that they can think about more important things than going to the bank. Toward that end, First Indiana established a home page on the World Wide Web in 1996 and plans to have a full range of inter-active banking services via personal computer available before the end of 1997.

First Indiana has positioned itself as a comprehensive provider of real estate and business services. It will be examining the importance of market segments in determining its long-range strategies. First Indiana's continued success in the marketplace depends on bringing something different to the market in an industry with increasingly homogenous and commoditized products.

A special team of First Indiana's managers is examining market and consumer trends in full detail as the groundwork for First Indiana's strategies for 1997 and beyond. These strategies including further development of acquisition strategies, continuing a trend that has led to First Indiana's acquisition of six other banks since 1980, most recently First Federal Savings and Loan of Rushville and Mooresville Savings Bank in 1992. These two banks, along with the Evansville's Mid-West Federal Savings Bank, adopted First Indiana's name in 1996. The name change enables First Indiana to advertise its services more consistently and at lower costs while expanding the range of branded products and services into those markets.

Commissions, Fees and Investment Income

Commissions, fees and investment income increased during 1996 as the Company expanded operations in the financial services industry. The most significant expansion became effective on April 30, 1996, when the Company acquired, for cash, all of the outstanding common stock of One Investment Corporation from First Indiana Bank. Operations commenced May 1, 1996, as One Insurance Agency and One Investment Corporation. The two divisions primarily serve individual customers of First Indiana Bank with insurance and non-FDIC insured investments under a marketing contract with the First Indiana Bank, but also markets products to the general public in the state of Indiana.




                               -11-



One Insurance Agency is an independent agent, representing several national underwriting insurance companies that specialize in life and disability insurance, property and casualty insurance and fixed-rate annuities. One Investment Corporation, in association with Liberty Financial Corporation, markets mutual funds, variable-rate annuities and other securities regulated by the Securities and Exchange Commission.

Commissions and fees from these services amounted to $1,006,000 for the eight months of operation during 1996, with no such amounts in prior years. Revenue and earnings from the two entities exceeded management's expectations, and management is confident that future financial results will be improved, as the addition of new products and an expanded marketing program will enhance customer awareness, convenience and satisfaction.

Net investment income consists of interest income, net of interest expense and realized gains and losses from the sale of short term investments. Gross revenue from investment activity declined 20%, or $113,000, to $441,000 in 1996, from $554,000 in 1995. The decline primarily results from a reduction of investable cash that was used to retire $2,500,000 of long-term debt and $1,415,000 expended for the acquisition of One Investment Corporation. Investment income for 1996 was 600% greater than that of 1994, because the funds used for investment purposes were not generated until the 1995 sale of assets of the construction products and services divisions.

The decline in gross revenue from investments was more than offset by a reduction in interest expense. Interest expense decreased $148,000 in 1996 to $25,000, compared to $173,000 in 1995, and was the direct result of the retirement of $2,500,000 of long-term debt. Compared to 1994, interest expense during 1996 decreased $243,000, as a result of a 1995 retirement of $3,000,000 of long-term debt and the cancellation of a short-term line of credit. Income from investments is expected to decline in the future as the Company uses cash for expansion of operations of the financial services division.

In February 1997, the Company formed Somerset Wealth Management, an activity that is expected to be operational by April 1, 1997. The Company will be offering investment advisory and financial counseling services to individual clients on a fee only basis. The investment advisory services include asset allocation advice, investment management, and portfolio monitoring services. Financial counseling services include tax, estate, and retirement planning strategies and other counseling services tailored to meet specific client needs. Management expects the commencement of this activity to have a modest negative impact on earnings during a 18-month start-up period. However, management also expects the operation will grow and provide significant improvement of revenue and earnings over the longer term.

Gain on Sale of Assets - Operating Income - Construction Products and Services

When comparing the Company's net income for 1996 to that of 1995 and 1994, the gain on sale of assets and the income generated from the former construction products and services division in 1995 and 1994 should be considered, since they are non-recurring. The sale of assets commenced in 1994 and was completed in 1995 and produced net income of $782,000 in 1995, and $46,000 in 1994 with no comparable amounts in 1996. Net income generated from operations in the construction industry was $616,000 in 1995 and $1,752,000 in 1994.

The assets were sold as part of a long-term strategy to redirect all activities into financial services. Much of the cash generated from the sale and the conversion of working capital deployed in the construction industry has been redeployed to retire $2,500,000 of long-term debt, and to acquire One Investment Corporation for $1,415,000. However, income produced by these activities in 1996 was less than the prior year's income from construction operations and sale of the assets. Removing these two amounts from the prior year's net income results in the following comparison.




                               -12-




                                                      Year Ended December 31
                                            1996           1995          1994
Net income as reported               $2,039,000      $3,358,000   $2,617,000
Comparative adjustments:
Gain on sale of assets                      ---        (782,000)     (46,000)
Construction operations net income          ---        (616,000)  (1,752,000)
                                      ---------       ---------    ---------
Net income after adjustments         $2,039,000      $1,960,000     $819,000

Net income per share after adjustments     $.78          $  .78       $ . 32
Net income per share as reported           $.78           $1.29        $1.01


General Corporate Expenses

General corporate expenses were lower in 1996 compared to 1995 and 1994 primarily as a result of reduction of expenses associated with the sale of the construction products and services divisions.

Impact of Accounting Standards

Pronouncements of the Financial Accounting Standards Board during 1996 and to the date of this report are not applicable to the Company's consolidated financial statements.


FINANCIAL CONDITION AND LIQUIDITY

Management considers the financial condition and liquidity of the Company to be excellent at December 31, 1996. The Company was also in a very sound position at the end of 1995. Because of the 1995 sale of all construction industry operating assets and the conversion of the related net current assets to cash, and after giving effect to funding new operations in 1996, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions and the commencement of new businesses in the financial services industry.

At December 31, 1996, the Company had a very high ratio of current assets to current liabilities of 40.2 to one, compared to 12.4 to one at December 31, 1995. In addition, 97% of the current assets consisted of cash, cash equiv-alents and short-term investments. Net working capital was $5,835,000 at December 31, 1996, compared to $9,104,000 at the end of 1995. The decrease is attributable to cash having been used to retire long-term debt and the acqui-sition of non-current operating assets.

The Company had no long-term debt at December 31, 1996, compared to $2,500,000 at December 31, 1995. The long-term debt-to-equity ratio at December 31, 1995 was .08 to one.

Shareholders' equity increased to $31,236,000 at December 31, 1996 from $29,498,000 at the end of 1995. Adjusted for the February 26, 1997 five-for-four stock split, the per share amounts were $12.22 compared to $11.56; an increase of 5.7%.

The Company's investment in First Indiana is stated at original cost, plus the Company's share of undistributed earnings, as required by Generally Accepted Accounting Practices. Such treatment does not give effect to the market value of this investment within the consolidated financial statements. At December 31, 1996, the market value of the Company's investment in First Indiana, as determined from the closing price on the NASDAQ National Market System, was $18,724,000 greater than the carrying value in the consolidated financial statements. At December 31, 1995, such market value was $11,333,000 greater than the carrying value.
                               -13-



Operating activities during 1996 provided $1,401,000 of cash, compared to $5,258,000 provided in 1995. The primary causes of this difference were the decrease in net income in 1996 compared to 1995, and a modest decrease in working capital requirements during 1996. The 1995 decrease in working capital was a result of the discontinuance of the construction industry operations, which required significant amounts of working capital.

The Company used cash of $1,415,000 to acquire all the outstanding common stock of One Investment Corporation. It also used $2,500,000 of cash to retire its long-term bank debt before it was due. The retirement was made after the yield on temporary investments fell below the interest rate on the long-term debt.

The Company paid $409,000 in cash dividends to its shareholders in 1996; $.20 per share annually. On February 19, 1997, the Board of Directors declared a five-for-four stock split to be effective February 26, 1997 (a 25% increase in the shares outstanding). In addition, a regular semi-annual dividend of $.09 per share was declared on the post stock-split shares. On an annual basis, this results in a 12 1/2% increase in projected cash dividends for 1997.

In February 1997, the Company formed Somerset Wealth Management, which is a start-up operation offering investment advisory and financial counseling services. The Company has committed cash of $500,000 to fund this new business.

The Company is also seeking additional acquisitions in selected financial service industries. The Somerset Group, Inc. is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.




                                -14-